Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2014

The preliminary financial performance figures for Woori Bank for the year ended December 31, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2014	3Q 2014	(Decrease)	4Q 2013	(Decrease)
Revenue*	Specified Quarter	4,839,910	3,599,399	34.46	4,302,264	12.50
	Cumulative Basis	17,584,425	12,744,515	—	19,486,806	(9.76)

Operating Income	Specified Quarter	(68,550)	281,929	N/A	(27,277)	(151.31)
	Cumulative Basis	897,709	966,259	—	239,567	274.72

Income before	Specified Quarter	(136,847)	321,786	N/A	(20,800)	(557.92)
Income Tax Expense	Cumulative Basis	834,395	971,242	—	287,667	190.06

Net Income	Specified Quarter	(151,932)	212,495	N/A	(1,238,427)	87.73
	Cumulative Basis	1,207,970	1,359,902	—	(713,435)	N/A
Profit to the Equity Holders of the Parent Entity	Specified Quarter	(163,006)	181,029	N/A	(945,529)	82.76
	Cumulative Basis	1,213,981	1,376,987	—	(537,688)	N/A

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income. (excluding non-operating income)

**	N/A means “not applicable.”

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

3Q 2014 and 4Q 2013 figures are prepared in accordance with the consolidated financial statements of Woori Finance Holdings Co., Ltd., which merged with and into Woori Bank on November 1, 2014.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.